Exhibit 99.65

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel:      604.661.9400
Fax:     604.661.9401

October 4, 2006

To:       All Applicable Commissions & Exchanges
Dear Sirs:
Subject:       Glamis Gold Ltd.
We confirm that the following material was sent by pre-paid mail on October 3rd, 2006 to the registered shareholders and non-objecting beneficial owners (NOBO’s) of Common shares of the subject Corporation:
A	Notice of Special Meeting of Shareholders/Information Circular/Audited Consolidated Financial Statements for the years ended December 31st, 2005 and 2004

B	Form of Proxy — Registered Shareholders

C	Voting Instruction Form — NOBO Shareholders

D	Return Envelope
We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.
In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.
Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.
“Ana Garcia”
Mailing Specialist
Stock Transfer, Client Services
Telephone:       604.661.9400 (ext 4320)
Fax:                  604.661.9401